EXHIBIT 99.1

FORM 51-102F3 Material Change Report
Under Section 85(1) of the Securities Act (British Columbia)
Under Section 118(1) of the Securities Act (Alberta)

Form 27 Material Change Report
Section 27(2) of the Securities Act (Ontario)

ITEM 1.	NAME AND ADDRESS OF COMPANY

SEABRIDGE GOLD INC. (the "Issuer")
106 Front Street East, Suite 400
Toronto, ON  M5A 1E1

ITEM 2.	DATE OF MATERIAL CHANGE

December 13, 2012

ITEM 3.	NEWS RELEASE

Issued December 13 2012 and distributed through the facilities of Marketwire (Canadian Timely Disclosure).

ITEM 4.	SUMMARY OF MATERIAL CHANGE

The Issuer announced that Royal Gold, Inc. had exercised its option to acquire C$18 million in Seabridge treasury shares at a 15% premium to the volume weighted average trading price of Seabridge shares on the TSX for the five day period ending December 11, 2012 as per the original agreement. The private placement consists of 1,004,491 Seabridge common shares at a price of C$17.92 each. By exercising the Share Option, Royal Gold obtains a second royalty option to acquire a further 0.75% net smelter return (“NSR”) royalty on all gold and silver production from Seabridge’s KSM project. There were no fees or commissions payable on this private placement.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

The Issuer announced that Royal Gold, Inc. (“Royal Gold”) has exercised its option (the “Share Option”) to acquire, by way of private placement, C$18 million in the Issuer’s treasury shares at a 15% premium to the volume weighted average trading price of the Issuer’s shares on the TSX for the five day period ending December 11, 2012 as per the original agreement. The private placement consists of 1,004,491 common shares of the Issuer at a price of C$17.92 each. There were no fees or commissions payable on this private placement.

By exercising the Share Option, Royal Gold obtains a second royalty option to acquire a further 0.75% net smelter return (“NSR”) royalty on all gold and silver production from Seabridge’s KSM project. Royal Gold can exercise the second royalty option by electing to acquire the 0.75% NSR within 60 days following Royal Gold’s agreement that the KSM project is in receipt of all material approvals and permits, full project financing and certain other conditions and paying Seabridge C$60 million in three equal payments over the 18 month period after such election.

As background, in June 2011 Royal Gold acquired 1,019,000 shares of the Issuer from treasury at a 15% premium to the then market price. For this initial investment, Royal Gold was granted a royalty option to acquire a 1.25% NSR on all gold and silver production from the KSM project for C$100 million. The royalty option is exercisable for a period of 60 days following Royal Gold’s agreement that the KSM project is in receipt of all material approvals and permits, full project financing and certain other conditions. At the time of the initial investment, the Issuer also granted Royal Gold the Share Option, which, if exercised, would entitle Royal Gold to a second royalty option to acquire a further 0.75% NSR on KSM’s gold and silver production for an additional C$60 million. Royal Gold’s exercise of the Share Option therefore brings its total royalty option for KSM to a 2% NSR royalty for which the exercise price is C$160 million.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) or (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	EXECUTIVE OFFICER

Contact:            Rudi Fronk, Chief Executive Officer
Telephone:       (416) 367-9291

ITEM 9.	DATE OF REPORT

December 14, 2012

Annex A

Seabridge Gold Inc.

News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	December 13, 2012

Royal Gold Increases KSM Royalty Option by Acquiring an Additional
$18 Million in Seabridge Common Shares at 15% Premium to Market

Toronto, Canada – Seabridge Gold Inc. (“Seabridge” or the “Company”, NYSE:SA, TSX:SEA) announced today that Royal Gold, Inc. (“Royal Gold”) has exercised its option (the “Share Option”) to acquire, by way of private placement, C$18 million in Seabridge treasury shares at a 15% premium to the volume weighted average trading price of Seabridge shares on the TSX for the five day period ending December 11, 2012 as per the original agreement. The private placement consists of 1,004,491 Seabridge common shares at a price of C$17.92 each. There were no fees or commissions payable on this private placement.

By exercising the Share Option, Royal Gold obtains a second royalty option to acquire a further 0.75% net smelter return (“NSR”) royalty on all gold and silver production from Seabridge’s KSM project. Royal Gold can exercise the second royalty option by electing to acquire the 0.75% NSR within 60 days following Royal Gold’s agreement that the KSM project is in receipt of all material approvals and permits, full project financing and certain other conditions and paying Seabridge C$60 million in three equal payments over the 18 month period after such election.

As background, in June 2011 Royal Gold acquired 1,019,000 Seabridge shares from treasury at a 15% premium to the then market price. For this initial investment, Royal Gold was granted a royalty option to acquire a 1.25% NSR on all gold and silver production from the KSM project for C$100 million. The royalty option is exercisable for a period of 60 days following Royal Gold’s agreement that the KSM project is in receipt of all material approvals and permits, full project financing and certain other conditions. At the time of the initial investment, Seabridge also granted Royal Gold the Share Option, which, if exercised, would entitle Royal Gold to a second royalty option to acquire a further 0.75% NSR on KSM’s gold and silver production for an additional C$60 million. Royal Gold’s exercise of the Share Option therefore brings its total royalty option for KSM to a 2% NSR royalty for which the exercise price is C$160 million.

Seabridge President and CEO Rudi Fronk said that the Company welcomed Royal Gold’s decision to increase its royalty option at KSM. “Our interests going forward continue to be fully aligned…to find the right partner to build and operate a mine at KSM when the time is right. The additional C$18 million private placement will be used in part to complete the Environmental Assessment process which is nearing completion of the pre-Application Phase. Following five years of work and over $100 million in expenditures at the KSM Project, we expect to file the Environmental Assessment Application with the Provincial and Federal Regulators in January, 2013.”

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and mineral resources by category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

106 Front Street East, Suite 400, Toronto, Ontario M5A 1E1, Canada
Telephone:  (416) 367-9292     Facsimile:  (416) 367-2711     www.seabridgegold.net

We are making statements and providing information in this news release about our expectations for the future which are considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. This information and these statements, referred to herein as "forward-looking statements", are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events including statements regarding the prospects that Royal Gold may exercise its options to fund a portion of the construction of the KSM project by purchasing a royalty on its production and that the KSM project may attract a purchaser or joint venture partner able to take the project forward to production. All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. We are presenting this information to help you understand management’s current views of our future prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws. This information is based on a number of material assumptions, and is subject to a number of material risks, which are contained in a comprehensive discussion of forward-looking information in our Annual Information Form filed on SEDAR at www.sedar.comand our Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

ON BEHALF OF THE BOARD "Rudi Fronk" Chairman and CEO
For further information please contact:
Rudi P. Fronk, Chairman and CEO
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net